

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 12, 2017

<u>Via E-mail</u>
Diego Roca
Chief Financial Officer
Dominion Minerals Corp.
17 State Street, Suite 4000
New York, NY 10004

> **Re: Dominion Minerals Corp.**
> **Amended Form 10-12**
> **Filed February 14, 2017**
> **File No. 000-52696**

Dear Mr. Roca:

We issued comments to you on the above captioned filing on February 14, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 22, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining